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中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

APPOINTMENT OF DIRECTOR

The Company is pleased to announce that Mr. Liu Bao Heng was appointed as a director of the Fifth Session of the Board on 29 December 2008 after approval by shareholders of the Company at the EGM.

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

The Company is pleased to announce that Mr. Liu Bao Heng was appointed as a Director of the Fifth Session of Board on 29 December 2008 after approval by shareholders of the Company at the extraordinary general meeting of the Company on 29 December 2008 (the "EGM").

Biography of Mr. Liu Bao Heng:

Mr. Liu Bao Heng, aged 58, an executive Director. Mr. Liu graduated from The Central Institute of Finance and Banking majoring in Accounting and is an auditor. Mr. Liu joined the workforce in 1968. Between 1988 and 1993, he held the post of section officer, deputy director and director of the No. 3 Division of Department of Public Finance Audit of National Audit Office of the People's Republic of China (CNAO). From 1993 to 1995, he was the assistant and deputy commissioner to CNAO's Xian Resident Office. He became the deputy chief of the Department of Public Finance Audit in November 1995 and subsequently the department chief in November 1999. In December 2001, he became the director of the General Office of CNAO. He has been a member of the Party Committee and the chief accountant of China Southern Air Holding Company since February 2006.

As at the date of this announcement, save as disclosed above, Mr. Liu has not held any directorships in other publicly listed companies in the last three years. The term of service of Mr. Liu commences from 29 December 2008 until the expiry of the term of service of the Fifth Session of the Board. The proposed remuneration of Mr. Liu shall be determined by the Board according to his term of office, duties and responsibilities and such remuneration proposal shall be submitted to the shareholders for approval at the general meeting of the Company according to the Articles of Association of the Company. Further announcement will be made once the remuneration of Mr. Liu be approved by the shareholders at the general meeting of the Company.

As at the date of this announcement, save as disclosed above, Mr. Liu does not have any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company and does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters that need to be brought to the attention of holders of securities of the Company in connection with Mr. Liu's appointment. The Company also confirms that there is no information relating to Mr. Liu's appointment that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
29 December 2008

As at the date of this announcement, the directors of the Company include Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.